Contact

www.linkedin.com/in/chiproyce (LinkedIn)
flywheeladvisors.com/ (Company)

Top Skills

M&A Strategy
Financial Acumen
Digital Transformation

Certifications

Top Rated Seller
Six Sigma Greenbelt
Change Agent Coach

Charles (Chip) Royce

Fractional CRO & GTM Operator for B2B Tech | Turn Strong Technologies into Scalable Businesses | Multi-Exit Founder | Fortune 100 GM ($100M+ P&L)

Raleigh-Durham-Chapel Hill Area

Summary

Multi-exited founder → Corporate venture builder → Fortune 100 GM ($100M+ PandL) → Now helping B2B tech CEOs and investors turn strong products into strong businesses.
➡# I'm the person leaders call when growth stalls, and no one knows why.

When revenue slows, forecasts wobble, and "more sales activity" stops working, the board wants answers. That's when I get the call.

I'll answer questions:
• Is this a market selection problem or a sales execution problem?
• Is our ICP too broad to scale efficiently?
• Is pipeline volume masking a decay in quality or deal integrity?
• Is forecasting noise a symptom of deeper GTM misalignment?
• Is the organisation built for the next stage, or optimized for the last one?

In 30–45 days, you leave with a clear diagnosis and a prioritized roadmap for rebuilding your commercial system around how your best customers buy.

Then we'll fix what's broken.

Recent examples:
• Ticketing distribution platform facing margin collapse → Diagnosed channel dependency risk → Rebuilt alternative sales motion → 600% margin improvement → PE acquisition
• DeepTech manufacturer stuck in R&D drift → Re engineered customer engagement model & RevOps → Two USD 20M+ contracts in 180 days
• Consumer tax software at a growth ceiling → Designed B2B pivot strategy → 10X revenue growth → Acquired by Credit Karma

Ways we can work together:
• Commercial Diagnostic (CEO / Board level clarity on what’s really broken)
• Diagnostic + Advisory (ongoing counsel as your team executes the GTM redesign)
• Embedded Fractional CRO (hands on leadership to architect and run the commercial system)

If your technology is strong but growth feels fragile, inconsistent, or overly dependent on heroics, we should talk.

Experience

Flywheel Advisors, Inc.
Fractional CRO & Go-to-Market Consultant & Advisor | B2B SaaS & Deep Tech
2014 - Present (12 years)
Raleigh-Durham-Chapel Hill Area

I help B2B technology companies ($2M–$25M) turn strong technologies into strong businesses.
• For established companies, I diagnose and fix the go-to-market issues that keep great technologies from delivering strong business results.
• For new lines of business, spin-outs, and startups, I design commercialization and go-to-market plans that maximize the probability of success while using capital efficiently.

Boardy
Deal Partner (Scout)
February 2025 - Present (1 year 2 months)
Raleigh-Durham-Chapel Hill Area

Scouting venture investments in B2B technology

SXSW
SXSW Pitch Advisory Board
June 2025 - Present (10 months)
Austin, Texas Metropolitan Area

RevTech Labs
Executive in Residence

August 2022 - Present (3 years 8 months)

Charlotte, North Carolina, United States

B2B sales strategy and execution expertise and guidance to participants of RevTech Labs, a 12-week hybrid accelerator program for post-revenue, venture-backed fintech and insurtech startups from around the world.

Insyghtful.ai

Advisor

March 2025 - Present (1 year 1 month)

Go-to-market strategy, industry insights, & corporate development.

Techstars

Mentor

April 2018 - Present (8 years)

Raleigh-Durham, North Carolina Area

Global investment business that provides access to capital, one-on-one mentorship, a worldwide network and customized programming for early-stage, venture-backed entrepreneurs.

Fusion3 - 3D Printers

CEO | Co-Founder | Board Member

2018 - 2022 (4 years)

Greensboro--Winston-Salem--High Point Area

Family-owned, manufacturer of USA-made, affordable, high-performance 3D printers with sales over $25MM to commercial (SMB to Fortune 50), government, military, and educational customers. Led company operations, emphasizing long-term goals, growth, profit, and ROI. Entire company responsibility including R&D/Product, Customer Support, Sales & Marketing, Procurement/Supply Chain, Manufacturing, Shipping/Store Fulfillment.

Lenovo

6 years

Director, Corporate Global Alliances

2009 - 2014 (5 years)

Raleigh-Durham, North Carolina Area

Drove growth, profitability, and stronger corporate relationships for Lenovo (OTC ADR: LNVGY) with key global partners and suppliers, including a strategy shift from sole-source to dual-source processors for Think line of PCs.

Alliance Director, Consumer Business Group

2008 - 2009 (1 year)

Morrisville, NC & Beijing China

Business leader for strategic alliances, business development, and partner management in support of the successful launch of the company's global consumer PC business, reporting to senior executives in the US and China.

Dell, Inc.

6 years

Alliance Marketing Lead, US Consumer & Small & Medium Business

2005 - 2008 (3 years)

Round Rock, Texas

Recruited to turn around neglected marketing partnerships with Intel and Microsoft for Dell (NYSE: DELL) and grow mobile broadband alliances (AT&T, Sprint, Verizon) for Dell's U.S Consumer Segment and Small and Medium Business divisions ($14 billion annual revenues).

Business (General) Manager, US Consumer

2002 - 2005 (3 years)

Round Rock, TX

Led Dell's highly profitable TV retail distribution initiatives with full P&L and operational management, including contract negotiation and maintenance, partner management (buyer/executive), offer development and pricing, and brand stewardship.

NaviSite, Inc.

Director, Business Development

2000 - 2002 (2 years)

Andover, MA

Business development lead, streaming media business segment, for Navisite (NASDAQ: NAVI) dominant cloud/application hosting company and subsidiary of CMGi (NASDAQ: CMGI). Negotiated network access pricing agreements and managed corporate relationships for streaming media aggregation service.

Education

University of Miami

MBA, International Business

Boston University

BA, Political Science

The Southport School

Postgraduate Certificate & Resident Master

The Lawrenceville School

Diploma